

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2016

Henry Val
Chief Executive Officer
TGI Solar Power Group Inc.
1011 Whitehead Road Ext.
Suite 102
Ewing, NJ 08638

> **Re: TGI Solar Power Group Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 2, 2016**
> **File No. 000-51059**

Dear Mr. Val:

We have reviewed your December 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2016 letter.

Item 1. Business, page 1

1. We have reviewed your response to comment 1, and we are not persuaded by the facts you presented that you are not a shell company. Specifically, please tell us why you believe that the facts you noted in your response do not constitute nominal operations that are consistent with a shell company. For example, elaborate upon the "several agreements and relationships…to establish new business ventures…" you entered into. Alternatively, please disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing the risks associated with that status.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Growth Strategy, page 13

2. We note your response to comment 9. Please provide greater insight into the amount of anticipated cash expenditures needed to complete your growth strategy.

Critical Accounting Policies

(2) Earnings Per Share, page 14

3. We note your potentially dilutive shares excluded from diluted earnings per share totaled 230,000,000. Please explain why you excluded the 17,055,321,260 common shares the Series C Preferred Stock can be converted into.

Results of Operations, page 14

4. We note your disclosure of operating expenses and net loss in paragraphs four and five does not agree with the statement of operations for the year ended July 31, 2015. Please revise your disclosure to agree with the statement of operations or consider removing the disclosure as it duplicates the disclosure under the following section - Comparison of the fiscal years ended July 31, 2016 and July 31, 2015.

Subsequent Event, page 15

5. We note your response to comment 11. We are unable to locate the revised disclosure discussing your use of proceeds from the sale of 137,500 shares of the Company's Series C Convertible Preferred Stock. Please revise to include this disclosure.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

6. We note your response to comment 12. Please revise the column titled "Amount and Percentage of Voting Stock Beneficially Owned" to reflect an accurate percentage of voting stock owned by each beneficial owner. In this regard, the sum of the percentages you reflect in this column exceeds 100%, which suggests that some of these amounts are excessive.

7. We note your response to comment 13, and reissue the comment. Please quantify the total number of shares of voting securities so as to put in context the tabular references regarding percentage of voting stock beneficially owned. For example, it appears that you should include the number of shares of preferred stock that are eligible to vote with the common stock.

Financial Statements, page F-3

8. Please update your financials to include the interim period ended October 31, 2016. Reference is made to Rule 8-08 of Regulation S-X.

Notes to the Financial Statements

Note 6. CAPITAL STRUCTURE, page F-10

9. We note your disclosure that the Series C Preferred Stock has a par value of $1. On pages 20 and 21 you disclose the preferred stock has a par value of $0.001. Please explain or revise your disclosure to be consistent. If necessary, please revise the value of the Series C Preferred on the balance sheet.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products